Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: December 17, 2014

NOTICE - This is your reminder notice of the January 6, 2015 MEDTRONIC, INC. Special Meeting of Shareholders. You are receiving this e-mail reminder because you are enrolled for Electronic Delivery or you are an employee of MEDTRONIC, INC. with a MEDTRONIC, INC. e-mail account.

This e-mail contains instructions on how to access Medtronic’s Proxy Statement and on how to vote your shares. Please read the instructions carefully before proceeding.

MEDTRONIC, INC.

MEETING DATE: January 6, 2015

RECORD DATE: November 18, 2014

CUSIP NUMBER: 585055106

This e-mail represents all shares in the following account(s).

NAME
MEDTRONIC-COMMON	123,456,789,012.00000
401K PLAN	123,456,789,012.00000
401K PUERTO RICO	123,456,789,012.00000
ESOP PLAN	123,456,789,012.00000
MEDTRONIC CHINA ESPP	123,456,789,012.00000
ESOP PLAN	123,456,789,012.00000
MEDTRONIC, INC.	123,456,789,012.00000
MEDTRONIC, INC.	123,456,789,012.00000
MEDTRONIC, INC.	123,456,789,012.00000
MEDTRONIC, INC.	123,456,789,012.00000

CONTROL NUMBER: 0123456789012345

VIEWING PROXY STATEMENT - Please review the Medtronic Proxy Statement before voting. The Proxy Statement discusses the proposals to be voted on. To view these documents, click on [    ].

Please note that Internet voting is not available at this site.

You can enter your voting instructions and view the shareholder material at the Internet site below. If your browser supports secure transactions, you will automatically be directed to a secure site.

[    ]

Internet voting is accepted until 11:59 p.m. Eastern Time (in the U.S.) on January 5, 2015 or, for shares held through the Medtronic, Inc. Savings and Investment Plan or the Medtronic Puerto Rico Employees’ Savings and Investment Plan, no later than 11:59 p.m. Eastern Time on December 31, 2014.

To access ProxyVote.com, you will need the control number identified above and your four digit PIN:

* If you are a Medtronic, Inc. employee and have a U.S. social security number, this PIN is the last four digits of your social security number.

* If you are a Medtronic, Inc. employee and do not have a U.S. social security number, this PIN is the last four digits of your Employee Identification number. If you do not know your Employee Identification number, please contact your HR representative.

* If you are a shareholder who consented to receive proxy materials electronically, the PIN is the four digit number you selected at the time of your enrollment.

* If you do not know your PIN, please follow the instructions on the ProxyVote web page.

You may also enter your voting instructions by touch-tone telephone at 1-800-690-6903. Telephone voting is accepted until 11:59 p.m. Eastern Time on January 5, 2015 or, for shares held through the Medtronic, Inc. Savings and Investment Plan and the Medtronic Puerto Rico Employees’ Savings and Investment Plan, no later than 11:59 p.m. Eastern Time on December 31, 2015. You will be prompted to enter your Control Number listed above.

If you are a Medtronic employee, this e-mail covers shares registered directly in your name or under your social security number, and the holdings from your U.S. employee benefit plans. These shares are included in the total shares voted when you submit your proxy card or vote pursuant to the e-mail notice. If you receive more than one e-mail, it generally means that your holdings include other names or different spellings of your name, and you must vote under all e-mails to vote all shares.

You may also vote in person at the Medtronic, Inc. Special Meeting. For meeting directions, please call 763-514-4000 or view at [    ] . To attend the Meeting, you must register in advance by visiting [    ] and following the instructions provided. You will need the 16 digit number included on your proxy card or voter instruction form.

CHANGING YOUR ENROLLMENT - To view, cancel or change your enrollment profile, please go to [    ].

There are no charges for this service. There may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be paid by the shareholder.

Please do not send any e-mail to ID@ProxyVote.com.

Please REPLY to this e-mail with any comments or questions about ProxyVote.com. (Include the original text and Subject line of this message for identification purposes.) AOL Users: please highlight the entire message before clicking reply.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non- historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward- looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien Acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.